Exhibit 99.171

DeFi Technologies Announces Addition to the CoinShares Blockchain Global Equity Index, Administered by Solactive AG

•	The CoinShares Blockchain Global Equity Index (the "Index") is calculated and distributed by Solactive AG.
•
The Index tracks the price movements of a global portfolio of companies participating in the blockchain ecosystem, which include Galaxy Digital, Hive Blockchain Technologies, Hut 8 Mining Corp., and Microstrategy Inc., among other key players in the ecosystem.

•	DeFi Technologies will be added to the current index composition on February 8, 2022.

TORONTO, Jan. 26, 2022 /CNW/ - DeFi Technologies Inc. (the "Company" or "DeFi Technologies") (NEO: DEFI) (GR: RMJR) (OTC: DEFTF), a technology company bridging the gap between traditional capital markets and decentralised finance, announced today that it will be added to CoinShares Blockchain Global Equity Index (the "Index"), administered by Solactive AG, on February 8, 2022.

The Index aims to offer exposure to listed companies that participate or have the potential to participate in the blockchain or cryptocurrency ecosystem. It also aims to capture the potential investment upside generated by earnings related to the adoption of blockchain technologies or cryptocurrencies.

The Index tracks the price movements of a global portfolio of companies which include Galaxy Digital, Hive Blockchain Technologies, Hut 8 Mining Corp, and Microstrategy Inc among other key companies in the blockchain ecosystem. The Index is calculated and distributed by Solactive and is reviewed and rebalanced quarterly.

Learn more about DeFi Technologies at defi.tech.

About CoinShares Group

CoinShares is Europe's largest digital asset investment firm, managing billions of assets on behalf of a global client base. Our mission is to expand access to the digital asset ecosystem by pioneering new financial products and services that provide investors with trust and transparency when accessing this new asset class. CoinShares is publicly listed on the Nasdaq First North Growth Market under ticker CS and the OTCQX under the ticker CNSRF.

About DeFi Technologies

DeFi Technologies Inc. is a technology company bridging the gap between traditional capital markets and decentralised finance. Our mission is to expand investor access to industry-leading decentralised technologies which we believe lie at the heart of the future of finance. On behalf of our shareholders and investors, we identify opportunities and areas of innovation, and build and invest in new technologies and ventures in order to provide trusted, diversified exposure across the decentralised finance ecosystem. For more information or to subscribe to receive company updates and financial information, visit https://defi.tech/.

Cautionary note regarding forward-looking information:

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements with respect to the inclusion of DeFi Technologies into the Index; the growth and adoption of decentralised finance; the pursuit by DeFi Technologies and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Generally, forward- looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited to the growth and adoption of the Index; investor demand for DeFi Technologies' and Valour's products; the growth and development of DeFi and cryptocurrency sector; rules and regulations with respect to DeFi and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

All information contained in this press release with respect to DeFi Technologies and CoinShares was supplied by the parties respectively for inclusion herein, and each party and its directors and officers have relied entirely on the other parties for any information concerning the other party. DeFi Technologies has not conducted due diligence on the information provided by CoinShares and does not assume any responsibility for the accuracy or completeness of such information.

THE NEO STOCK EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

Index Performance (Since Inception) (CNW Group/DeFi Technologies, Inc.)
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SOURCE DeFi Technologies, Inc.

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%SEDAR: 00007675E

For further information: For further information, please contact: Investor Relations, Dave Gentry; RedChip Companies Inc., 1-800-RED-CHIP (733-2447), 407- 491-4498, Dave@redchip.com; Public Relations, Marie Knowles, MFK Publicity, marie@mfkpublicity.co

CO: DeFi Technologies, Inc.

CNW 07:30e 26-JAN-22